Exhibit 99.1

Stock Split Disclosure

On December 29, 2014, the Company effected a two-for-one stock split of its common stock in the form of a 100% stock dividend to shareholders of record as of December 12, 2014. All share and earnings per share information have been retroactively adjusted to reflect the stock split and the incremental par value of the newly issued shares was recorded with the offset to additional paid-in capital.

With respect to our March 31, 2015 and December 31, 2014 Quarterly Reports on Form 10-Q which are incorporated by reference into this Form S-8, the effect of the stock split was recognized retroactively in the stockholders’ equity accounts in the Condensed Consolidated Balance Sheets, and in all share data in the Condensed Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations. With respect to our June 30, 2014 Annual Report on Form 10-K which is incorporated by reference into this Form S-8, the effect of the stock split on per share amounts and weighted average common shares outstanding for each of the three fiscal years ended June 30, 2014 are as follows.

	Fiscal Year ended June 30,
	2014	2013	2012

Restated basic net income per common share:
From continuing operations	$1.45	$1.30	$1.06
From discontinued operations	(0.02)	(0.06)	(0.17)
Restated net income per common share - basic	$1.43	$1.24	$0.89

Restated diluted net income per common share:
From continuing operations	$1.42	$1.26	$1.03
From discontinued operations	(0.02)	(0.06)	(0.17)
Restated net income per common share - diluted	$1.40	$1.20	$0.86

Restated shares used in the calculation of net income per common share:
Basic	97,750	92,352	88,720
Diluted	100,006	95,144	91,694